Press Release	July 20, 2021

Largo Enters into its First Battery Sales Contract
with Enel Green Power España for a VCHARGE± System

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that Largo Clean Energy Corp. ("LCE") has entered into its first VCHARGE± vanadium redox flow battery ("VRFB") system sales contract with Enel Green Power España ("EGPE"). Under the contract, LCE is obligated to deliver a 5 hour 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of notice to proceed from EGPE within the next 180 days.

Paulo Misk, President and Chief Executive Officer of Largo, stated: "We are excited to have been selected by Enel Green Power España as the preferred energy storage solution partner on this project. Integrating Largo's leading high purity vanadium production with the disruptive capabilities of our VCHARGE± system, including superior performance, long life, optimal cost structure and proven durability, should position Largo as an emerging leader in the VRFB industry." He continued: "The world is in need of clean and safe long-duration energy storage and we believe our VCHARGE± system can be a significant part of this solution going forward. We look forward to the successful deployment of this system."

Ian Robertson, Chair of the Clean Energy Committee of the Board of Directors of Largo, added: "We are enthused that this sales contract with a world-class customer represents commercial validation of the LCE energy storage system and are confident that the technical and commercial competitiveness of the LCE proposition will continue to be proven through future sales."

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Sales Enquiries:
Paul Vollant

VP of Commerical

sales@largoresources.com

Tel: +1 571 491 7827 (Americas)

Tel: +353 1536 3094 (EMEA/APAC)

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, the production, delivery and sale to Enel Green Power of a VCHARGE+ battery system, the design of that system, expected transaction value, future VCHARGE+ battery system sales, and the growth of the long-duration energy storage market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the failure to satisfy conditions in the agreement with Enel, termination of the agreement, and those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.